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                             January 12, 2021

       Scott Kavanaugh
       Chief Executive Officer
       First Foundation Inc.
       18101 Von Karman Avenune, Suite 700
       Irvine, CA 92612

                                                        Re: First Foundation
Inc.
                                                            Form 10-K for the
Fiscal Period Ending December 31, 2019
                                                            Filed March 2, 2020
                                                            Form 10-Q for the
Quarterly Period Ending September 30, 2020
                                                            Filed November 6,
2020
                                                            File No. 001-36461

       Dear Mr. Kavanaugh:

              We have reviewed your December 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 13, 2020 letter.

       Form 10-K for the Fiscal Period Ending December 31, 2019

       Form 10-Q for the quarterly period ending September 30, 2020
       Note 5. Allowance for Credit Losses, page 16

   1.                                                   We note your response
to comment 5. Please address the following:

                                                              You state that in
accordance with your adoption of ASU 2016-13; Financial
                                                            Instruments -
Credit Losses, you recognized a benefit of $4.2 million related to the remaining discount
on purchased credit impaired loans originally recognized in
                                                            accordance with ASC
310 and that subsequently, these loans were evaluated as
                                                            purchase credit
deteriorated (PCD) using the CECL model. Tell us how your
 Scott Kavanaugh
First Foundation Inc.
January 12, 2021
Page 2
              accounting reflects the transition provisions in ASC 326-10-65-1(d) and ASC 310-
              10-35-53B and how and when you recognized the gross-up to loans and the allowance for credit losses for PCD loans upon adoption;
                Tell us why you recognized the $4.2 million benefit in the June 30, 2020 allowance for loan losses and not as of January 1, 2020 upon adoption of ASU 2016-13; and
                Tell us how the provision for credit losses of $6.9 million for the nine months ending
              September 30, 2020 recognized in the consolidated income statement reconciles to the $8.2 million provision for credit losses related to loans, ASC 326 benefit of $4.2 million, $.9 million benefit for credit losses related to unfunded commitments and
              $8.0 million provision for credit losses related to your investments disclosed in the related financial statement footnotes. Tell us also how the respective amounts for period ending June 30, 2020 reconcile.

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions.



FirstName LastNameScott Kavanaugh                              Sincerely,
Comapany NameFirst Foundation Inc.
                                                               Division of
Corporation Finance
January 12, 2021 Page 2                                        Office of
Finance
FirstName LastName